Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the Third Quarter of Fiscal Year 2024

Beijing, June 6, 2024 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading online learning service provider in China, today announced its unaudited financial results for the third quarter of the fiscal year ending June 30, 2024 (the “third quarter of FY 2024”, which refers to the quarter from January 1, 2024 to March 31, 2024).

Highlights for the Third Quarter of FY 2024

●	Revenues for the third quarter of FY 2024 were RMB945.6 million (US$131.0 million), representing a change of 3.6% from the second quarter of the fiscal year ending June 30, 2024 (the “second quarter of FY 2024”) and an increase of 17.1% from the third quarter of the fiscal year ended June 30, 2023 (the “third quarter of FY 2023”).

●	Gross billings of individual online learning services[1] for the third quarter of FY 2024 were RMB981.5million (US$135.9 million), representing an increase of 3.9% from the second quarter of FY 2024 and an increase of 22.1% from the third quarter of FY 2023.

●	Net income for the third quarter of FY 2024 was RMB14.6 million (US$2.0 million), compared with RMB107.6 million in the second quarter of FY 2024, and a net loss of RMB22.7 million in the third quarter of FY 2023.

●	Adjusted net income[2] for the third quarter of FY 2024 was RMB31.9 million (US$4.4 million), compared with RMB103.9 million in the second quarter of FY 2024, and RMB21.7 million in the third quarter of FY 2023.

●	Total registered users increased by 40.3% to approximately 121.0 million as of March 31, 2024, from 86.3 million as of March 31, 2023.

●	Paying learners increased by 48.4% year over year to approximately 0.5 million in the third quarter of FY 2024.

Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing, commented, “We are pleased to see the positive reception that our expanded course offerings have received from our middle-aged and elderly users. By focusing on their unique interests and needs, such as Traditional Chinese Medicine and recreational exercises like Ba Duan Jin, we are enriching their lives and fostering a vibrant community of lifelong learners. Our recent initiatives, including the educational tour program and the launch of mini-lectures, have received enthusiastic feedback, highlighting robust demand for active aging and continuous learning. During May 2024, our overseas development initiatives made solid progress, as Kelly’s Education opened its first offline school in Hong Kong. Importantly, this quarter’s growth in gross billings and user engagement has further solidified our business fundamentals. As we continue to develop and market consumer products tailored to our middle-aged and elderly users, we are excited about the opportunities ahead to enhance their well-being and extend our reach in the silver economy.”

Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “During the third quarter of fiscal year 2024, we achieved total revenues of RMB945.6 million, a 17.1% year-over-year increase driven by robust demand for our skills upgrading courses. We strategically allocated cash flow into new initiatives using our “test-and-scale” approach while closely monitoring our learning business to preserve profitability. Moving forward, our commitment to sustainable and profitable growth will continue to guide our strategic trajectory.”

[1]	Gross billings of individual online learning services is a non-GAAP financial measure. For a reconciliation of revenues of individual online learning services to gross billings of individual online learning services, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.
[2]	Adjusted net income/(loss) is a non-GAAP financial measure. For a reconciliation of net (loss)/income to adjusted net income/(loss), see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

1 / 10

Financial Results for the Third Quarter of FY 2024

Revenues

Revenues increased by 17.1% year over year to RMB945.6 million (US$131.0 million) in the third quarter of FY 2024, primarily driven by the growth in revenues from skills upgrading courses, which primarily consist of courses aiming to improve the soft skills of individuals3.

●	Revenues from individual online learning services increased by 14.3% year over year to RMB828.1 million (US$114.7 million) in the third quarter of FY 2024, up from RMB724.7 million in the third quarter of FY 2023. This growth was primarily due to 1) revenues from skills upgrading courses[3] increased to RMB464.4 million (US$64.3 million) in the third quarter of FY 2024 from RMB205.9 million in the third quarter of FY 2023, and 2) revenues from recreation and leisure courses[3] increased to RMB95.3 million (US$13.2 million) in the third quarter of FY 2024 from RMB32.1 million in the third quarter of FY 2023, partially offset by the decline of RMB218.2 million (US$30.2 million) in revenues from financial literacy courses.

●	Revenues from enterprise services were RMB65.1 million (US$9.0 million) in the third quarter of FY 2024, compared to RMB81.1 million in the third quarter of FY 2023, representing a year-over-year change of 19.8%, primarily due to a change in revenue streams from transactions involving related party and external entities, partially offset by an increase in revenue due to higher demand from existing and new customers for marketing services.

●	Revenues from others increased to RMB52.4 million (US$7.3 million) in the third quarter of FY 2024 from RMB1.4 million in the third quarter of FY 2023, mainly driven by the increase in revenues from the Company’s newest business endeavor, live e-commerce, which is aligned with its commitment to diversified revenue streams.

Cost of revenues

Cost of revenues was RMB145.8 million (US$20.2 million) in the third quarter of FY 2024, compared to RMB101.1 million in the third quarter of FY 2023, representing a change of 44.3%. The change was primarily due to increased labor outsourcing costs of RMB23.3 million (US$3.2 million) and higher procurement costs of RMB27.1 million (US$3.7 million), and was partially offset by a RMB15.7 million (US$2.2 million) decrease in staff costs.

Sales and marketing expenses

Sales and marketing expenses were RMB729.6 million (US$101.1 million) in the third quarter of FY 2024, compared to RMB631.4 million in the third quarter of FY 2023, representing a change of 15.6%. The change was mainly due to increases in labor outsourcing costs of RMB84.9 million (US$11.8 million) and marketing and promotion expenses of RMB89.4 million (US$12.4 million), partially offset by a decrease in staff costs of RMB73.7 million (US$10.2 million), which includes a decrease in share-based compensation expenses of RMB9.5 million (US$1.3 million).

Research and development expenses

Research and development expenses were RMB38.8 million (US$5.4 million) in the third quarter of FY 2024, compared to RMB49.6 million in the third quarter of FY 2023, representing a decrease of 21.7%. The decrease was primarily due to a decline in staff costs of RMB11.5 million (US$1.6 million), which includes a decrease in share-based compensation expenses of RMB5.2 million (US$0.7 million).

[3]	The Company has adopted a new presentation of its revenues since the second quarter of FY 2024, which split other personal interest courses into skills upgrading courses and recreation and leisure courses, to better align with its business strategies and provide useful and updated information to investors. Skills upgrading courses mainly include short-video production courses and memory training courses. Recreation and leisure courses mainly include personal well-being courses, electronic keyboard courses and standing meditation courses. The historical revenues presentation has been conformed to the current presentation.

2 / 10

General and administrative expenses

General and administrative expenses were RMB36.4 million (US$5.0 million) in the third quarter of FY 2024, compared to RMB48.3 million in the third quarter of FY 2023, representing a decrease of 24.7%. The decrease was primarily due to a decline in share-based compensation expenses and office expenses.

Net income and adjusted net income

Net income was RMB14.6 million (US$2.0 million) in the third quarter of FY 2024, compared with a net loss of RMB22.7 million in the third quarter of FY 2023. Adjusted net income was RMB31.9 million (US$4.4 million) in the third quarter of FY 2024, compared with RMB21.7 million in the third quarter of FY 2023.

Earnings per share and adjusted earnings per share4

Basic and diluted net income per share were RMB0.09 (US$0.01) in the third quarter of FY 2024, compared with basic and diluted net loss per share of RMB0.19 in the third quarter of FY 2023. Basic and diluted adjusted net income per share were RMB0.19 (US$0.03) in the third quarter of FY 2024, compared with basic and diluted adjusted net income per share of RMB0.11 in the third quarter of FY 2023.

Balance Sheet

As of March 31, 2024, the Company had cash and cash equivalents and short-term investments of RMB1,149.9 million (US$159.3 million), compared with RMB930.6 million as of June 30, 2023.

Financial Outlook

Based on currently available information, for the fourth quarter of FY 2024 (which refers to the quarter from April 1, 2024 to June 30, 2024), the Company expects its revenues to be in the range of RMB900.0 million to RMB930.0 million, representing a year-over-year increase of 8.7% to 12.3%. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

Recent Developments

On June 9, 2023, the Company announced that its board of directors had approved a share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of American Depositary Shares (“ADSs”) for a 12-month period beginning on June 9, 2023 (the “Share Repurchase Program”). As of March 31, 2024, the Company had cumulatively repurchased an aggregate of approximately 2.6 million ADSs for approximately US$11.5 million under the Share Repurchase Program.

On March 20, 2024, as part of its initiative to expand the e-commerce business and the AI and technology business, the Company, through one of its wholly-owned PRC subsidiaries, entered into a partnership agreement to form a PRC limited partnership enterprise for future equity investment (the “Partnership”), in which the Company served as a limited partner and committed to subscribing for 43.29% of the interests in the Partnership for an aggregate capital contribution of RMB100.0 million. Up to the date of this press release, the Company has fulfilled its initial capital contribution of RMB3.0 million.

[4]	Basic and diluted adjusted net income/(loss) per ordinary share are non-GAAP financial measures. For a reconciliation of basic and diluted net (loss)/income per ordinary share to basic and diluted adjusted net income/(loss) per ordinary share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

3 / 10

Conference Call Information

The Company’s management team will hold a conference call at 7:00 A.M. Eastern Time on Thursday, June 6, 2024 (7:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	QuantaSing Group Limited

The replay will be accessible through June 13, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	7529094

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.quantasing.com.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses gross billings of individual online learning services, adjusted net income/(loss) and basic and diluted adjusted net income/(loss) per ordinary share as its non-GAAP financial measures. Gross billings of individual online learning services for a specific period represents revenues of the Company’s individual online learning services net of the changes in deferred revenues in such period, further adjusted by value-added tax in such period. Adjusted net income/(loss) represents net (loss)/income excluding share-based compensation expense. Basic and diluted adjusted net income/(loss) per ordinary share represents adjusted net income/(loss) attributable to ordinary shareholders of QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net income/(loss) per ordinary share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for revenue, net (loss)/income, net (loss)/income per ordinary share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

4 / 10

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; trends and competition in China’s adult learning market; changes in its revenues and certain cost or expense items; the expected growth of China’s adult learning market; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading online service provider in China dedicated to improving people’s quality of life and well-being by providing lifelong personal learning and development opportunities. The Company is the largest service provider in China’s online adult learning market and China’s adult personal interest learning market in terms of revenue, according to a report by Frost & Sullivan based on data from 2022. By leveraging its proprietary tools and technology, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners, empowering users to pursue personal development. Leveraging its extensive experience in individual online learning services and its robust technology infrastructure, the Company has expanded its services to corporate clients, and diversified its operations into its e-commerce business and its AI and technology business.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

5 / 10

QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	764,281	971,575	134,562
Short-term investments	166,303	178,367	24,704
Accounts receivable, net	12,251	28,564	3,956
Amounts due from related parties	29,116	2,291	317
Inventory, net	-	7,185	995
Prepayments and other current assets	136,681	182,877	25,328
Total current assets	1,108,632	1,370,859	189,862

Non-current assets:
Property and equipment, net	7,409	6,700	928
Intangible assets, net	-	2,807	389
Operating lease right-of-use assets	84,009	64,891	8,987
Deferred tax assets	2,084	13,721	1,900
Goodwill	-	7,389	1,023
Other non-current assets	21,296	21,365	2,959
Total non-current assets	114,798	116,873	16,186
TOTAL ASSETS	1,223,430	1,487,732	206,048

LIABILITIES
Current liabilities:
Accounts payables	62,094	87,001	12,049
Accrued expenses and other current liabilities	171,160	222,664	30,839
Income tax payable	8,794	5,103	707
Contract liabilities, current portion	517,213	527,948	73,120
Advance from customers	144,397	201,124	27,855
Operating lease liabilities, current portion	41,092	46,277	6,409
Total current liabilities	944,750	1,090,117	150,979

Non-current liabilities:
Contract liabilities, non-current portion	7	-	-
Operating lease liabilities, non-current portion	52,840	29,359	4,066
Total non-current liabilities	52,847	29,359	4,066
TOTAL LIABILITIES	997,597	1,119,476	155,045

6 / 10

QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$

SHAREHOLDERS’ EQUITY
Class A ordinary shares	78	81	11
Class B ordinary shares	34	34	5
Treasury stock	-	(75,189)	(10,414)
Additional paid-in capital	1,171,092	1,206,870	167,150
Accumulated other comprehensive income	22,182	17,228	2,386
Accumulative deficit	(969,688)	(780,768)	(108,135)
TOTAL QUANTASING GROUP LIMITED SHAREHOLDERS’ EQUITY	223,698	368,256	51,003
Non-controlling interests	2,135	-	-
TOTAL SHAREHOLDERS’ EQUITY	225,833	368,256	51,003
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,223,430	1,487,732	206,048

7 / 10

QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended March 31,			For the Nine Months Ended March 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$

Revenues	807,243	945,570	130,960	2,253,034	2,795,248	387,137
Cost of revenues	(101,057)	(145,848)	(20,200)	(275,372)	(409,058)	(56,654)

Gross Profit	706,186	799,722	110,760	1,977,662	2,386,190	330,483

Operating expenses:
Sales and marketing expenses	(631,380)	(729,620)	(101,051)	(1,835,439)	(2,006,884)	(277,950)
Research and development expenses	(49,601)	(38,840)	(5,379)	(166,171)	(123,655)	(17,126)
General and administrative expenses	(48,309)	(36,390)	(5,040)	(137,225)	(114,211)	(15,818)
Total operating expenses	(729,290)	(804,850)	(111,470)	(2,138,835)	(2,244,750)	(310,894)

(Loss)/Income from operations	(23,104)	(5,128)	(710)	(161,173)	141,440	19,589

Other income:
Interest income	1,811	2,513	348	2,659	8,369	1,159
Others, net	5,206	7,685	1,064	15,158	22,163	3,070

(Loss)/Income before income tax	(16,087)	5,070	702	(143,356)	171,972	23,818
Income tax (expense)/benefit	(6,576)	9,560	1,324	(17,986)	16,948	2,347

Net (loss)/ income	(22,663)	14,630	2,026	(161,342)	188,920	26,165

Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	3,461	423	59	4,798	(4,954)	(686)
Total other comprehensive income/(loss)	3,461	423	59	4,798	(4,954)	(686)

Total comprehensive (loss)/income	(19,202)	15,053	2,085	(156,544)	183,966	25,479

Net (loss)/Income	(22,663)	14,630	2,026	(161,342)	188,920	26,165
Accretion of the Company’s preferred shares	(2,867)	-	-	(22,379)	-	-
Net (loss)/income attributable to ordinary shareholders of QuantaSing Group Limited	(25,530)	14,630	2,026	(183,721)	188,920	26,165

Net (loss)/income per ordinary share
- Basic	(0.19)	0.09	0.01	(2.23)	1.14	0.16
- Diluted	(0.19)	0.09	0.01	(2.23)	1.10	0.15
Weighted average number of ordinary shares used in computing net (loss)/income per ordinary share
- Basic	135,768,739	164,753,256	164,753,256	82,295,042	166,399,349	166,399,349
- Diluted	135,768,739	170,890,581	170,890,581	82,295,042	171,089,530	171,089,530
Share-based compensation expenses included in
Cost of revenues	(7,560)	(2,878)	(399)	(19,523)	(9,945)	(1,377)
Sales and marketing expenses	(12,318)	(2,779)	(385)	(39,934)	8,678	1,202
Research and development expenses	(8,762)	(3,599)	(498)	(41,269)	(10,611)	(1,470)
General and administrative expenses	(15,719)	(8,039)	(1,113)	(53,167)	(28,961)	(4,011)

8 / 10

QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of revenues to gross billings for the periods indicated:

	For the Three Months Ended March 31,			For the Nine Months Ended March 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$

Revenues of individual online learning services:	724,716	828,127	114,694	2,013,784	2,457,588	340,372
Add: value-added tax	46,213	52,986	7,338	127,929	147,665	20,451
Add: ending deferred revenues(1)	677,272	744,320	103,087	677,272	744,320	103,087
Less: beginning deferred revenues(1)	(644,586)	(643,929)	(89,183)	(531,662)	(661,360)	(91,597)

Gross billings of individual online learning services	803,615	981,504	135,936	2,287,323	2,688,213	372,313

(1)	Deferred revenues include contract liabilities, advance from customers, and refund liability of individual online learning services included in “accrued expenses and other current liabilities.”

9 / 10

QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS - continued

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of net (loss)/income to adjusted net income/(loss) and basic and diluted net (loss)/income per ordinary share to basic and diluted adjusted net income/(loss) per ordinary share for the periods indicated:

	For the Three Months Ended March 31,			For Nine Months Ended March 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$

Net (loss)/income	(22,663)	14,630	2,026	(161,342)	188,920	26,165
Add: Share-based compensation	44,359	17,295	2,395	153,893	40,839	5,656

Adjusted net income/(loss)	21,696	31,925	4,421	(7,449)	229,759	31,821
Accretion of the Company’s preferred shares	(2,867)	-	-	(22,379)	-	-
Income allocation to participating preferred shares	(3,431)	-	-	-	-	-
Adjusted net income/(loss) attributable to ordinary shareholders of QuantaSing Group Limited	15,398	31,925	4,421	(29,828)	229,759	31,821

Weighted average number of ordinary shares used in computing net (loss)/income per ordinary share
- Basic	135,768,739	164,753,256	164,753,256	82,295,042	166,399,349	166,399,349
- Diluted	135,768,739	170,890,581	170,890,581	82,295,042	171,089,530	171,089,530
Weighted average number of ordinary shares used in computing adjusted net income/(loss) per ordinary share
- Basic	135,768,739	164,753,256	164,753,256	82,295,042	166,399,349	166,399,349
- Diluted	142,354,949	170,890,581	170,890,581	82,295,042	171,089,530	171,089,530

Net (loss)/income per ordinary share
- Basic	(0.19)	0.09	0.01	(2.23)	1.14	0.16
- Diluted	(0.19)	0.09	0.01	(2.23)	1.10	0.15
Non-GAAP adjustments to net (loss)/income per ordinary share
- Basic	0.30	0.10	0.02	1.87	0.24	0.03
- Diluted	0.30	0.10	0.02	1.87	0.24	0.04
Adjusted net income/(loss) per ordinary share
- Basic	0.11	0.19	0.03	(0.36)	1.38	0.19
- Diluted	0.11	0.19	0.03	(0.36)	1.34	0.19

10 / 10